Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.:  713-621-5946
Fax:  713-621-3988
February 15, 2011

BY EDGAR

Mr. Ethan Horowitz
Branch Chief
Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Comment Letter Dated February 3, 2011
File No. 000-12500

Gentlemen:

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated February 3, 2011 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco”) described in the Comments.  In this regard, this response is made within ten business days, as specified in your letter. Each of the Comments will be addressed individually.

Response to Comments

Form 10-K for Fiscal Year Ended December 31, 2009

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.           We read your response to prior comment four, and that you believe it is appropriate to include ad valorem and production taxes in your determination of average production cost by unit of production (MBOE).  However, Item 1204(b)(2) of Regulation S-K prohibits inclusion of ad valorem taxes and severance taxes in average production cost per unit of production.  Accordingly, please revise your disclosure to fully comply with this requirement.

Response:

Isramco understands and agrees with the Commission.  Isramco is in the process of preparing its 10-K for the fiscal year ended 2010 (the "2010 10-K"), which the Company intends to finalize and file on or before March 15, 2011.  As this document will be filed within weeks, Isramco respectfully requests that it be permitted to reflect this Comment in its 2010 10-K and other future filings and not be required to amend its 10-K for the fiscal year 2009 (the "2009 10-K"). This is because, although Isramco believes that the Comment is correct and useful, Isramco does not believe that it is of such materiality as to warrant formal amendment of the 2009 10-K, especially with the pendency of the 2010 10-K.

Isramco, Inc.
February 15, 2011

Engineering Comments

Business, page 4

Israel, page 5

2.           We note your January 7, 2011 response to our December 1, 2010 comment six wherein you state that you do not have the requested technical evidence for the disclosed gas flow rate projections.  It is not appropriate to provide quotations from any party’s news releases in documents that you file with us.  You are responsible for material that you include in your filing and must be able to support statements that are included in your filing.  Please remove this and any similar unsupported disclosure.

Response:

Isramco accepts this comment, but continues to disagree with it. As the holder of a non-operating interest in the project, Isramco does not have access to the technical information available to the operating interest.  As noted in its prior response, this disclosure is based entirely upon the public disclosures of the operator, Noble Energy, Inc.  Noble Energy, Inc. is a public company and as such its public disclosures are subject to Commission scrutiny and should be considered reliable.  Additionally, also as noted in our prior response, Isramco believed that Regulation F-D required disclosure of this information as it could be considered to be potential material inside information that should be disclosed to ensure that Isramco’s shareholders all had equal access to the information.

Notwithstanding the foregoing, Isramco will ensure that no such references will appear in its 2010 10-K or any future filings and asks that it not be required to amend its 2009 10-K, for the reasons discussed above.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the Commission to resolve all issues raised by its Comments.

Very truly yours,

ISRAMCO, INC.

/s/ Edy Francis
Edy Francis
Chief Financial Officer